December 2, 2016

VIA EDGAR

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

RE:  Healthways, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 4, 2016
Forms 10-Q for Quarters Ended June 30, 2016 and September 30, 2016
File No. 000-19364

Dear Mr. Arakawa:

This is to confirm that we are in receipt of your letter dated November 22, 2016.  As discussed with Mr. Brian McAllister, we respectfully request an extension for our response until December 20, 2016 to allow for input and analysis from various members of senior management, legal counsel, and external advisors.  If you have any questions or comments, please do not hesitate to contact me at (615) 614-4929.

Sincerely,

/s/ Glenn Hargreaves

Glenn Hargreaves
Interim Chief Financial Officer